Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the use of our report dated February 27, 2014, with respect to the consolidated balance sheets of Atlantic Power Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three years then ended, and the related financial statement schedule “Schedule II Valuation and Qualifying Accounts,” and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement on Form S-3.

/s/ KPMG LLP

New York, New York

February 27, 2014